Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-154173

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated January 4, 2010.

Pricing Supplement to the Prospectus dated April 6, 2009,

the Prospectus Supplement dated April 6, 2009

and the Prospectus Supplement No.  209 dated October 27, 2009 — No.

The Goldman Sachs Group, Inc. Medium-Term Notes, Series D $ Autocallable Index-Linked Notes due (Linked to the S&P 500® Index)

The notes will not bear interest. The amount that you will be paid on your notes will be based on the performance of the S&P 500® Index (which we refer to as the index or the underlier), subject to some very significant conditions which are described below.

If, as measured on any call observation date, the closing level of the index is equal to or greater than the initial index level (to be set on the trade date), your notes will be automatically called. The call observation dates will occur every year on the anniversary of the original issue date, commencing on the first anniversary of the original issue date and ending on the determination date (to be set on the trade date and expected to be five years after the original issue date, subject to adjustment). If your notes are automatically called on any call observation date, ten business days after such call observation date, we will pay you for each $1,000 face amount of your notes an amount equal to the sum of (i) $1,000 plus (ii) the product of the call premium amount applicable to such call observation date times $1,000. The call premium amount applicable to each call observation date will be set on the trade date and is expected to be: (i) between 8.5% and 9.5% with respect to the first call observation date (resulting in a maximum payment of between $1,085 and $1,095), (ii) between 17.0% and 19.0% with respect to the second call observation date (resulting in a maximum payment of between $1,170 and $1,190), (iii) between 25.5% and 28.5% with respect to the third call observation date (resulting in a maximum payment of between $1,255 and $1,285), (iv) between 34.0% and 38.0% with respect to the fourth call observation date (resulting in a maximum payment of between $1,340 and $1,380), and (v) between 42.5% and 47.5% with respect to the final call observation date (which is also the determination date) (resulting in a maximum payment of between $1,425 and $1,475). As a result of this annual call feature, the return on your notes is capped and the maximum payment you could receive if your notes are automatically called will depend upon the applicable call premium amount.

If your notes are not automatically called, on the stated maturity date (to be set on the trade date and expected to be the tenth scheduled trading day after the determination date) for each $1,000 face amount of your notes we will pay you an amount in cash equal to the cash settlement amount. We will determine the cash settlement amount by first calculating the percentage decrease in the index, which we refer to as the index return. The index return will be determined as follows: First, we will subtract the initial index level from the final index level (the closing index level on the determination date, subject to adjustment). Then, we will divide the result by the initial index level and express the resulting fraction as a percentage.

If your notes are not automatically called, the cash settlement amount for each $1,000 face amount of your notes will be an amount in cash equal to:

•	if the index return is not below -50% (the final index level is less than the initial index level but not by more than 50%), $1,000; or

•	if the index return is below -50% (the final index level is less than the initial index level by more than 50%), the sum of (i) $1,000 plus (ii) the product of the index return multiplied by $1,000.

Therefore, if the final index level is less than 50% of the initial index level, you will receive less than the face amount of your notes on the stated maturity date and you could lose all or a substantial portion of your investment in the notes. If your notes are not automatically called, the maximum payment you could receive with respect to a $1,000 face amount note is $1,000. As a result, you would not receive any return on your investment.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the offered notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the notes found in “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes” on page S-60 of the accompanying prospectus supplement no. 209.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through May    , 2010. We encourage you to read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes” on page S-46 of the accompanying prospectus supplement no. 209 and “Additional Risk Factors Specific to Your Notes” on page PS-8 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):            , 2010

Original issue price:    % of the face amount

Underwriting discount:    % of the face amount

Net proceeds to the issuer:    % of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement but prior to the settlement date, at an issue price, underwriting discount and net proceeds that differ from the amounts set forth above.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

“Standard & Poor’s®”, “S&P®” and “S&P 500®” are registered trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman Sachs Group, Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Pricing Supplement dated            , 2010.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “notes”. Each of the notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 209” mean the accompanying prospectus supplement no. 209, dated October 27, 2009, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes” on page S-60 of the accompanying prospectus supplement no. 209. Please note that certain features, as noted below, described in the accompanying prospectus supplement no. 209 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of prospectus supplement no. 209.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the S&P 500® Index, as published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 209:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	averaging dates: not applicable

•	buffer level: yes, as described below

•	buffer rate: not applicable

•	buffer amount: not applicable

•	knock-out event: not applicable

•	interest: not applicable

•	coupon: not applicable

•	redemption right or price dependent redemption right: yes, as described below

•	cap level: not applicable

•	contingent minimum return: not applicable

Face amount: each note will have a face amount equal to $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Cash settlement amount (on any call payment date): if your notes are automatically called, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 multiplied by the call premium amount applicable to the corresponding call observation date

Cash settlement amount (on the stated maturity date): if your notes are not automatically called, for each $1,000 face amount of your notes, we will pay you an amount in cash equal to:

•	if the final underlier level is less than the initial underlier level but greater than or equal to the buffer level, the $1,000 face amount;

•	if the final underlier level is less than the buffer level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the underlier return;

Initial underlier level (to be set on the trade date):

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-79 of the accompanying prospectus supplement no. 209 and subject to adjustment as provided under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Discontinuance or Modification of an Underlier” on page S-82 of the accompanying prospectus supplement no. 209

Buffer level: 50% of the initial underlier level

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Call observation dates (to be set on the trade date): expected to be every year on the anniversary of the original issue date, commencing on the first anniversary of the original issue date and ending on the determination date, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Call Observation Dates” on page S-76 of the accompanying prospectus supplement no. 209

Call payment dates (to be set on the trade date): expected to be the tenth business day after the corresponding call observation date, each subject to postponement as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Call Payment Dates” on page S-74 of the accompanying prospectus supplement no. 209

Call premium amount (to be set on the trade date): expected to be between 8.5% and 9.5% with respect to the first scheduled call observation date, between 17.0% and 19.0% with respect to the second scheduled call observation date, between 25.5% and 28.5% with respect to the third scheduled call observation date, between 34.0% and 38.0% with respect to the fourth scheduled call observation date and between 42.5% and 47.5% with respect to the determination date

Call level: 100% of the initial underlier level

Trade date:

Settlement date (original issue date): expected to be the tenth scheduled business day following the trade date

Stated maturity date (to be set on the trade date): a specified date that is expected to be the tenth business day after the determination date, subject to adjustment as described under “General Terms of the Non- Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Stated Maturity Date” on page S-73 of the accompanying prospectus supplement no. 209

Determination date (to be set on the trade date): a specified date that is expected to be five years after the settlement date, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Payment of Principal on Stated Maturity Date or Call Payment Dates, if Applicable — Determination Date” on page S-74 of the accompanying prospectus supplement no. 209. Because the determination date is also the final call observation date, on the determination date the notes either will be called (and you will receive the cash settlement amount applicable on the final call payment date) or the notes will not be called (and you will receive the cash settlement amount applicable on the stated maturity date)

No interest: the notes will not bear interest

No listing: the notes will not be listed on any securities exchange or interdealer market quotation system

Redemption: as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Redemption of Your Notes” on page S-61 of the accompanying prospectus supplement no. 209

Closing level: as described under “General Terms of the Non-Principal Protected Underlier-

Linked Autocallable Notes — Special Calculation Provisions — Closing Level” on page S-85 of the accompanying prospectus supplement no. 209

Business day: as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Special Calculation Provisions — Business Day” on page S-84 of the accompanying prospectus supplement no. 209

Trading day: as described under “General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes — Special Calculation Provisions — Trading Day” on page S-84 of the accompanying prospectus supplement no. 209

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-90 of the accompanying prospectus supplement no. 209

Supplemental discussion of federal income tax consequences: as described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-13 of this pricing supplement

ERISA: as described under “Employee Retirement Income Security Act” on page S-98 of the accompanying prospectus supplement no. 209

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-99 of the accompanying prospectus supplement no. 209; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $            ;

we expect to deliver the notes against payment therefor in New York, New York on             , 2010, which is expected to be the tenth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in ten business days (T + 10), to specify alternative settlement arrangements to prevent a failed settlement.

Calculation agent: Goldman, Sachs & Co.

CUSIP no.:

ISIN no.:

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. In addition, the notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program

HYPOTHETICAL EXAMPLES

The following table and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that hypothetical underlier levels on the determination date and the call observation dates could have on the cash settlement amount, assuming all other variables remain constant. No one can predict what the underlier level will be on the determination date and the call observation dates. The underlier level has been highly volatile — meaning that the underlier level has changed substantially in relatively short periods — in the past and its performance cannot be predicted for the future.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable direct investment in the underlier.

The information in the table and examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date and held to the stated maturity date or automatically called on one of the call payment dates. If you sell your notes prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples shown below. In addition, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you receive for your notes may, be significantly less than the original issue price. For more information on the value of your notes in the secondary market, see Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-47 of the accompanying prospectus supplement no. 209 and “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page PS-8 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Buffer level	50% of the initial underlier level

Call level	100% of the initial underlier level

Call premium amount

8.5% for the first call observation date

17.0% for the second call observation date

25.5% for the third call observation date

34.0% for the fourth call observation date

42.5% for the final call observation date (also the determination date)

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date or any call observation date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date and held to the stated maturity date or automatically called on a call payment date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes on a call payment date or at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable on a call payment date or at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels on the determination date and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, as percentages of the face amount of each note, based on the corresponding hypothetical final underlier levels, assuming that the notes have not been automatically called on or prior to the determination date (i.e., on each of the call observation dates on or prior to the determination date the closing level of the underlier has not been equal to or greater than the call level). A hypothetical cash settlement amount of 100.00% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.00% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level on the Determination Date (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount at Maturity if the Notes Have Not Been Called on or Prior to the Determination Date (as Percentage of Face Amount)
120.00%	N/A
110.00%	N/A
100.00%	N/A
95.00%	100.00%
75.00%	100.00%
65.00%	100.00%
50.00%	100.00%
49.99%	49.99%
25.00%	25.00%
0.00%	0.00%

If, for example, the notes have not been automatically called on or prior to the determination date and the final underlier level were determined to be 25.00% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would lose approximately 75.00% of your investment. In addition, if the final underlier level were determined to be 95.00% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 100.00% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date and held them to the stated maturity date, you would receive 100.00% of the face amount of your notes.

The table above assumes that your notes have not been automatically called on or prior to the determination date and reflects hypothetical cash settlements that you could receive on the stated maturity date. If, on the other hand, your notes are automatically called, the cash settlement amount that we would deliver for each $1,000 face amount of your notes on the applicable call payment date would be the sum of $1,000 plus the product of the call premium amount applicable to such call observation date times $1,000. Therefore, assuming the hypothetical call premium amounts in the box above, you would not benefit from any increase in the closing level of the underlier above (i) 108.5% of the initial underlier level with respect to the first call observation date (resulting in a maximum payment of $1,085), (ii) 117.0% of the initial underlier level with respect to the second call observation date (resulting in a maximum payment of $1,170), (iii) 125.5% of the initial underlier level with respect to the third call observation date (resulting in a maximum payment of $1,255), (iv) 134.0% of the initial underlier level with respect to the fourth call observation date (resulting in a maximum payment of $1,340), and (v) 142.5% of the initial underlier level with respect to the final call observation date (which is also the determination date) (resulting in a maximum payment of $1,425).

The cash settlement amounts shown above are entirely hypothetical; they are based on closing levels of the underlier that may not be achieved on any call observation date (including the determination date) and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. Please read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-52 of the accompanying prospectus supplement no. 209.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity or on any call payment date and the rate of return on the offered notes will depend on whether the notes are called, the actual initial underlier level and the call premium amounts we will set on the trade date and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009, and “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes” in the accompanying prospectus supplement no. 209. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through May     , 2010. After May     , 2010, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-52 of the accompanying prospectus supplement no. 209.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes — Your Notes May Not Have an Active Trading Market” on page S-51 of the accompanying prospectus supplement no. 209.

You May Lose Your Entire Investment in the Notes

You can lose all or substantially all of your investment in the notes. Assuming your notes are not earlier automatically called, the cash payment on your notes, if any, on the stated maturity date will be based on the performance of the underlier as measured from the initial underlier level set on the trade date to the closing level on the determination date. If the final underlier level for your notes is less than the buffer level, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes. In that case, the rate of decrease in the amount payable on your notes will equal the rate of decrease in the level of the underlier below the buffer level. Thus, you may lose your entire investment in the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you paid for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. Even if the amount payable on your notes on a call payment date or the stated maturity date, as the case may be, exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Cash Settlement Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date, as the Case May Be, Will be Capped

Regardless of the closing level of the underlier on each of the call observation dates or the determination date, the cash settlement amount you may receive on a call payment date or on the stated maturity date, as the case may be, is capped. Even if the closing level of the underlier on these days exceeds the initial underlier level, causing the notes to be automatically called, the cash settlement amount on a call payment date or on the stated maturity date, as the case may be, will be capped, and on each of those days you will not benefit from any increases in the closing level of the underlier above an amount to be set on the trade date and expected to be (i) between 108.5% and 109.5% of the initial underlier level with respect to the first call observation date (resulting in a maximum payment of between $1,085 and $1,095), (ii) between 117.0% and 119.0% of the initial underlier level with respect to the second call observation date (resulting in a maximum payment of between $1,170 and $1,190), (iii) between 125.5% and 128.5% of the initial underlier level with respect to the third call observation date (resulting in a maximum payment of between $1,255 and $1,285), (iv) between 134.0% and 138.0% of the initial underlier level with respect to the fourth call observation date (resulting in a maximum payment of between $1,340 and $1,380), and (v) between 142.5% and 147.5% of the initial underlier level with respect to the final call observation date (which is also the determination date) (resulting in a maximum payment of between $1,425 and $1,475). If your notes are not earlier automatically called, the maximum payment you could receive on the stated maturity date with respect to the $1,000 face amount is $1,000. As a result, you would not receive any return on your investment.

The Cash Settlement Amount You Will Receive on a Call Payment Date or on the Stated Maturity Date is Not Linked to the Closing Level of the Underlier at Any Time Other Than on the Applicable Call Observation Date or the Determination Date, as the Case May Be

The payment amount you will receive on a call payment date or on the stated maturity date will be based only on the closing level of the underlier on the applicable call observation date or the determination date. Therefore, for example, if the closing level of the underlier dropped precipitously on a call observation date or on the determination date, the payment amount for the notes would be significantly less than it would otherwise have been had the payment amount been linked to the closing level of the underlier prior to such drop. Although the actual closing level of the underlier on the call payment dates, stated maturity date or at other times during the life of the notes may be higher than the closing level of the underlier on the call observation dates or the determination date, you will not benefit from the closing levels of the underlier at any time other than on the call observation dates or on the determination date.

If the Final Underlier Level is Less Than the Buffer Level on the Determination Date, the Return on Your Note Will Be Negative and You May Lose All or a Significant Portion of Your Investment in the Notes

If your notes are not earlier automatically called, you may lose all or a significant amount of your investment in the notes if the closing level of the underlier decreases by more than 50% from the trade date to the determination date. The cash settlement amount, if any, you will receive at maturity will depend on the closing level of the underlier on only the determination date; you may receive significantly less than the principal amount of your notes regardless of the closing level of the underlier on any other day. You will receive the face amount of your notes at maturity only if the final underlier level is greater than or equal to the buffer level (assuming your notes have not been earlier called). Thus, depending on the final underlier level, you could lose a substantial portion, and perhaps all, of your investment in the notes.

Your Notes Are Subject to Automatic Redemption

We will call and automatically redeem all, but not part, of your notes on a call payment date, if the closing level of the underlier on the corresponding call observation date is greater than or equal to the call level. Therefore, the term for your notes may be reduced to as short as one year. You may not be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are called prior to maturity.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as prepaid derivative contracts, which could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-US investors to withholding tax. Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-13 of this pricing supplement. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” on page PS-13 of this pricing supplement unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”).

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The “Market Value” of any underlier stock is the product of the market price per share times the number of the then outstanding shares of such underlier stock. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. Standard & Poor’s chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. As of December 31, 2009, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (9.58%), Consumer Staples (11.36%), Energy (11.48%), Financials (14.38%), Health Care (12.63%), Industrials (10.24%), Information Technology (19.86%), Materials (3.60%), Telecommunication Services (3.16%), and Utilities (3.71%). (Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.) Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely held and the Market Value and trading activity of the common stock of that company.

When an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, Standard & Poor’s will calculate the closing level of the S&P 500® Index based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported for each stock before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the underlier. If an exchange fails to open due to unforeseen circumstances, the underlier will use the prior day’s closing prices. If all exchanges fail to open, Standard & Poor’s may determine not to publish the underlier for that day.

The above information supplements the description of the underlier found in the accompanying prospectus supplement no. 209. For the description relating to the underlier, the underlier sponsor and license agreement between the underlier sponsor and the issuer, see “The Underliers — S&P 500® Index” on page A-19 of the accompanying prospectus supplement no. 209.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. The trends reflected in the historical performance of the underlier may be less likely to be indicative of the performance of the underlier during the period from the trade date to the determination date and of the final underlier level than would otherwise have been the case.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2006, 2007, 2008 and 2009. We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2006
Quarter ended March 31	1307.25	1254.78	1294.83
Quarter ended June 30	1325.76	1223.69	1270.20
Quarter ended September 30	1339.15	1234.49	1335.85
Quarter ended December 31	1427.09	1331.32	1418.30
2007
Quarter ended March 31	1459.68	1374.12	1420.86
Quarter ended June 30	1539.18	1424.55	1503.35
Quarter ended September 30	1553.08	1406.70	1526.75
Quarter ended December 31	1565.15	1407.22	1468.36
2008
Quarter ended March 31	1447.16	1273.37	1322.70
Quarter ended June 30	1426.63	1278.38	1280.00
Quarter ended September 30	1305.32	1106.39	1166.36
Quarter ended December 31	1161.06	752.44	903.25
2009
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1071.66	879.13	1057.08
Quarter ended December 31	1127.78	1025.21	1115.10

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement and the accompanying prospectus supplement no. 209.

The following section is the opinion of Sullivan & Cromwell LLP, counsel to The Goldman Sachs Group, Inc. In addition, it is the opinion of Sullivan & Cromwell LLP that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes. You are a United States holder if you are a beneficial owner of each of your notes and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax exempt organization;

•	a regulated investment company;

•	a common trust fund;

•	a person that owns a note as a hedge or that is hedged against interest rate or currency risks;

•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or

•	a United States holder whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your own tax advisor concerning the U.S. federal income tax and any other applicable tax consequences of your investments in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

You will be obligated pursuant to the terms of the notes — in the absence of an administrative determination or judicial ruling to the contrary — to characterize each note for all tax purposes as a prepaid derivative contract in respect of the underlier. Except as otherwise noted below, the discussion herein assumes that the notes will be so treated.

Upon the sale, exchange, redemption or maturity of your notes, you should recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Your tax basis in the notes will generally be equal to the amount that you paid for the note. If you hold your notes for more than one year, the gain or loss generally will be long-term capital gain or loss. If you hold your notes for one year or less, the gain or loss generally will be short-term capital gain or loss.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for United States federal income tax purposes. As a result, the United States federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments. There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate. For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment obligations. Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule. This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes and then determining a payment schedule as of the issue date that would produce the comparable yield. These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment obligations apply, you would recognize gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at that time and your adjusted basis in your notes. In general, your adjusted basis in your notes would equal the amount you paid for your notes, increased by the amount of interest you previously accrued with respect to your notes, in accordance with the comparable yield and the projected payment schedule for your notes.

If the rules governing contingent payment obligations apply, any gain you recognize upon the sale, exchange, redemption or maturity of your notes would be ordinary interest income. Any loss you recognize at that time would be ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and thereafter, as a capital loss.

If the rules governing contingent payment obligations apply, special rules would apply to a person who purchases notes at a price other than the adjusted issue price as determined for tax purposes.

Further, if you notes are called, it is possible that the Internal Revenue Service could assert that your holding period in respect of your notes should end on the date on which the amount you are entitled to receive upon the redemption of your notes is determined, even though you will not receive any amounts in respect of your notes prior to the redemption of your notes. In such case, if you are initial purchaser of notes whose notes are called on the first call observation date, you may be treated as having a holding period in respect of your notes equal to one year even though the date upon which you would receive the redemption proceeds would be more than one year after the beginning of your holding period. If your notes are so treated, any gain or loss you recognize upon such redemption would be treated as short-term capital gain or loss.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. In addition, it is possible that you could recognize gain when there is a change to the components of the underlier. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for United States federal income tax purposes.

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above and you should consult your own tax advisor.

Possible Change in Law

On December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering the proper federal income tax treatment of an instrument such as your notes, including whether the holder of an instrument such as your notes should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital. It is not possible to determine what guidance they will ultimately issue, if any. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment set forth in this section unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment and the value of your notes. Moreover, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired such notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Backup Withholding and Information Reporting

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Holders” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

United States Alien Holders

This section applies to you only if you are a United States alien holder. You are a United States alien holder if you are the beneficial owner of notes and are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — United States Alien Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation — Taxation of Debt Securities

— United States Alien Holders” in the accompanying prospectus.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts. Prospective United States alien holders of the notes should consult their own tax advisors in this regard.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008-2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding. It is therefore possible that rules will be issued in the future, possibly with retroactive effects, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

TABLE OF CONTENTS

Pricing Supplement

Summary Information	PS-2
Conflicts of Interest	PS-4
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
The Underlier	PS-11
Supplemental Discussion of Federal Income Tax Conseqeunces	PS-13

Prospectus Supplement No. 209 dated October 27, 2009

Summary Information	S-3
Hypothetical Returns on the Non-Principal Protected Underlier- Linked Autocallable Notes	S-24
Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Autocallable Notes	S-46
General Terms of the Non-Principal Protected Underlier-Linked Autocallable Notes	S-60
Use of Proceeds and Hedging	S-90
Supplemental Discussion of Federal Income Tax Consequences	S-92
Employee Retirement Income Security Act	S-98
Supplemental Plan of Distribution	S-99
The Underliers	A-1
Dow Jones Euro Stoxx 50® Index	A-2
FTSE® 100 Index	A-5
MSCI EAFE Index	A-8
Nikkei 225® Index	A-13
Russell 2000® Index	A-15
S&P 500® Index	A-19

Prospectus Supplement dated April 6, 2009

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995.	144

$

The Goldman Sachs Group, Inc.

Autocallable Index-Linked Notes due

(Linked to the S&P 500 ® Index)

Medium-Term Notes, Series D

Goldman, Sachs & Co.